EXHIBIT 2
LETTER FROM HIGHLAND CAPITAL TO THE ISSUER
(Copy of the Highland Capital letter)

September 25, 2007
PDL BioPharma, Inc. Board of Directors
PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA 94555
Ladies and Gentlemen:
As you know, through its affiliates and managed accounts, Highland Capital Management, L.P. owns approximately 4.7% of the common stock of PDL Biopharma, Inc. (“PDL”).
Over the past three weeks we have contacted each of you to express our displeasure with the ambiguous message conveyed on the August 28th conference call, to voice additional concerns, and to offer recommendations that we believe will maximize the value of PDL’s substantial assets. We have concurrently consulted various advisors, Wall Street and other shareholders that have provided additional perspective into PDL’s current situation. We applaud the efforts that you have made to investigate Mr. McDade’s questionable acts and to identify new leadership to guide PDL toward the maximization of shareholder value. Unfortunately, we believe this process has stalled.
After carefully evaluating the information we have gathered and considering the recent resignation of Dr. Samuel Broder from PDL’s Board of Directors, we insist the Board move rapidly to undertake deliberate action to maximize shareholder value and to mitigate the franchise deterioration that occurs when direction is unclear and alternatives are unexplored. We strongly recommend the following actions:
•	The Board should seek additional expertise in evaluating the complex alternatives available for the royalty stream.

•	The Board should proactively pursue selling the entire company, either in a single or multiple transactions. Given PDL’s lackluster R&D track record, we adamantly oppose any effort to reconfigure PDL into an early stage developmental company.

•	PDL should clearly communicate to the market that it is proactively working to sell the entire company.

•	Dr. Patrick Gage should promptly resign as Chairman of PDL’s Board of Directors.

•	Dr. Laurence Korn should take over the role of Chairman.
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•	Mark McDade should immediately resign as CEO and depart the company entirely. We view Mr. McDade as an impediment to the strategic review process.

•	An independent Board member should be added to fill the vacancy left by Dr. Broder. This individual should possess a thorough understanding of his role as a shareholder advocate as well as experience in biopharmaceutical M&A.
Public Market Valuation Remains Well Below Private-Market Value of Assets
Bluntly, we have lost confidence in the current leadership’s ability to maximize the value of PDL’s shares. Our views were confirmed by the multiple sell-side research analyst downgrades and the 20% one-day decline in the share price subsequent to the perplexing August 28th conference call. While the share price has modestly recovered from the sizeable one-day decline, management’s inability to clearly articulate a plan to maximize shareholder value gives us little confidence that the current regime is capable of pursuing the steps necessary to realize the significant intrinsic value of PDL’s substantial assets.
Following the recent decline, shares are trading at a sizeable discount to the private-market value of the underlying assets, which we conclude is driven by investor confusion regarding the company’s strategy, poor understanding of the royalty stream’s value, and trepidation that current management will further erode value. Strikingly, we estimate that shares of PDL are currently priced at a value ranging from a modest premium to a slight discount to the private-market value of the company’s royalty stream, an asset that current leadership had little role in developing.
Subsequent to our conversations we have concluded that few Board members fully comprehend the value of the company’s royalty stream, let alone the complex financial alternatives that are available to realize the value of this unique asset. We were particularly surprised by Dr. Gage’s preconceived notion that alternatives available to monetize single-drug royalties were not appropriate for the company’s large and diverse cash flow stream. As active participants in the pharmaceutical royalty monetization market we strongly disagree with Dr. Gage’s misinformed opinion and, conversely, believe the diversification and size are precisely why the asset is so desirable. In fact, we believe the royalty stream’s unique features may permit the use of several additional financial structures not available to smaller, single-drug royalty streams. Given the obvious confusion surrounding the company’s largest and most valuable asset, we encourage the Board to seek additional expertise in evaluating the available options. We have made each of you aware of a third party that possesses an extensive track record of successful pharmaceutical royalty transactions and recommend that this third party is permitted to present to the full Board as soon as possible.
Additionally, we encourage PDL to make publicly available as much information as contractually permitted regarding the various agreements constituting the company’s royalty stream. While several parties have valued the cumulative royalty stream at approximately $2.0 billion, we believe this estimate is most valid for the eight existing royalties as well as potential
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flows from publicly disclosed molecules that are currently in clinical development. Of course, these royalties are the result of the company’s Queen Patents and will cease when the patents expire in 2014. Additionally, we understand PDL may receive potentially sizeable cash flows associated with agreements that govern antibodies humanized by PDL. We understand that these agreements call for a royalty rate that is slightly higher than the rate on current royalties, and lasting 10 to 15 years post-commercialization. We are confident that the investing community is not currently considering this potentially valuable optionality. We believe data surrounding these agreements was publicly discussed by prior leadership and we are mystified that current management has not described these potentially lucrative arrangements to investors. The failure to clearly communicate as much information as possible about the various agreements increases our skepticism that the current regime fully grasps the value of its most prized asset.
Board Should End Confusion and Clearly Articulate a Desire to Sell PDL
While developing novel clinical assets entails a high-degree of uncertainty, the recent termination of the Nuvion IV steroid-refractory ulcerative colitis program combined with the company’s lackluster R&D track record raises significant doubt as to the current leadership’s ability to shepherd molecules through the clinical development process. This viewpoint has been echoed by multiple sell-side analysts, including Wachovia, which penned the following in a note published August 29:
“Due to insufficient efficacy and an inferior safety profile observed in a recent data monitoring committee evaluation of the RESTORE 1 trial evaluating Nuvion in steroid-refractory ulcerative colitis, PDLI has decided to terminate the Nuvion Phase 3 program. Given the challenges facing development of this agent over the past six years we have been following the company, we highly doubt this antibody will ever reach the market for treatment of any indication. In our view, this major blow calls into question PDLI’s capability to ever bring a product to the market and significantly changes Street perception of PDLI as a clinical development enterprise.”
Given these concerns we strongly oppose any attempt to reconfigure PDL into an early-stage biopharmaceutical company, and instead advocate the immediate sale of the company, in full or in multiple transactions, to entities that are more capable of exploiting the various assets. We believe numerous buyers exist for each of the company’s individual assets and are encouraged by management’s initial decision to divest the company’s commercial products. That said, multiple parties may have the desire and ability to acquire the entire company, and we trust the Board and its advisors will proactively pursue the full range of alternatives in order to maximize shareholder value.
Furthermore, in order to repair the damage done by the August 28th conference call, we recommend that PDL issue a press release that lucidly communicates to the investing public that it is diligently and expeditiously working to sell the entire company. If the message is clearly conveyed and earnestly pursued, we believe the majority of shareholders will provide the Board with sufficient breathing room to consummate a transaction. And, given the scarcity value of
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PDL’s antibody platform as well as the burgeoning market for pharmaceutical royalty streams, the demand for these assets will only increase.
Dr. Korn Should Be Named Chairman of the Board; Additional Qualified Board Member Should be Added; McDade Should Resign Immediately
Following substantial due diligence and internal debate we have concluded that Dr. Patrick Gage lacks the experience, skills, and pragmatism to maximize the value of the company’s diverse assets. We concede that Dr. Gage’s scientific credentials are noteworthy, however, we strongly disagree that his time at Wyeth or his current position as Chairman of micro-cap Neose Technologies qualifies him to lead the assessment of the complex alternatives currently being evaluated by the Board. By his own admission, Dr. Gage volunteered that his strongest skills were scientific in nature and indicated that other Board members were more capable of discussing PDL’s prized royalty stream. We find it inconceivable that an individual who admittedly does not posses a thorough comprehension of the company’s most valuable asset is chairing the Board at this juncture.
During the same conversation we were dismayed to hear that Dr. Gage has no interest in proactively seeking potential suitors for the company, although indicated that he would talk to an interested party if he were contacted. We view this commentary as well as Dr. Gage’s ambiguous statements on the August 28th conference call as demonstrating an apathetic stance towards the owners of PDL. Given Dr. Gage’s refusal to proactively pursue shareholder friendly actions, we request that he promptly resign as Chairman of the company.
We request that Dr. Laurence Korn be named to replace Dr. Gage as Chairman of PDL. Dr. Korn presided over the company when the majority of intellectual property and antibody humanization agreements were consummated, thus he likely possesses an intimate knowledge of the true value of the company’s royalty stream. Additionally, his keen familiarity with the company’s various partnership agreements makes him the logical candidate to proactively court potential suitors and achieve the highest possible bid for the company.
Furthermore, we recommend that the vacancy left by Dr. Samuel Broder be filled promptly by an acceptable candidate. During our due diligence, several parties described Dr. Broder as a rational individual with a thorough appreciation for his role as a shareholder advocate. As such, we view his abrupt departure with concern and therefore insist that the Board rapidly identify a replacement, who will appropriately represent the company’s owners as discussions are held with potential suitors. This individual should have demonstrated expertise in biopharmaceutical M&A.
Finally, we believe Mark McDade should immediately resign as CEO and leave the company entirely. Sufficient demand exists for the company’s commercial assets and we do not believe his “expertise” is needed to achieve the asset’s maximum value. Furthermore, we believe Mr. McDade is an impediment to the strategic review process and his lingering with the company pending the effectiveness of resignation only exacerbates the uncertain direction of the company.
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He has caused enough shareholder angst and should not be permitted to continue his destruction of shareholder value.
We have attempted to, and will remain available to, discuss the recommendations put forth in this letter. That said, we believe the time for dialogue has ended and encourage each of you to honor your fiduciary obligations to the company and its shareholders by expeditiously implementing our recommendations in order to protect shareholder value. Rest assured Highland Capital Management will proactively pursue all available avenues and remedies to maximize shareholder value and protect the return of our investors.
Sincerely,
Jim Dondero
President and CEO
Highland Capital Management
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